UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           ORION NETWORK SYSTEMS, INC.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    68628K104
                                    ---------
                                 (CUSIP Number)

                                John P.C. Bailey
                  Kingston Communications International Limited
                           Telephone House, Carr Lane
                           Kingston upon Hull HU1 3RE
                                 United Kingdom
                              011-44-1-482-602-576
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 10, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

 CUSIP NO. 68628K104                                          PAGE 2 OF 12 PAGES


1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Person

                  Kingston Communications International Limited

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |_|

3        SEC Use Only


4        Source of Funds*           [n/a]

5        Check box if disclosure of legal  proceedings  is required  pursuant to
         item 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  England and Wales

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            |_|

13       Percent of Class Represented By Amount in Row (11)

                                            0

14       Type of Reporting Person*
                                            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

CUSIP NO. 68628K104                                           PAGE 3 OF 12 PAGES


1        Name of Reporting Person
         I.R.S. Identification No. of Above Person

                  Kingston Communications (Hull) plc

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |_|

3        SEC Use Only


4        Source of Funds*           n/a

5        Check box if disclosure of legal  proceedings  is required  pursuant to
         item 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  England and Wales

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            |_|

13       Percent of Class Represented By Amount in Row (11)

                                            0

14       Type of Reporting Person*
                                            CO, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

                  This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Orion Network Systems, Inc., a company organized under the laws of Delaware (the "Issuer"), and is filed by Kingston Communications International Limited ("Kingston") and Kingston Communications (Hull) plc ("PLC") (collectively, the "Reporting Persons"). It amends and supplements the Schedule 13D filed jointly by Kingston and PLC on February 26, 1997 (the "Schedule 13D").

                  Capitalized terms used herein shall have the meanings set forth in the Schedule 13D, unless otherwise defined herein.

ITEM 2.  IDENTITY AND BACKGROUND

                  The response set forth in Item 2 of the Schedule 13D is hereby amended by replacing Annex A of the Schedule 13D in its entirety with the Annex A attached hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The response set forth in Item 3 of the Schedule 13D is supplemented by the following:

                  Acquisition of 11,215 shares of Series C Stock of the Issuer by PLC - PLC acquired 11,215 shares of Series C Stock from Kingston pursuant to the Assignment and Assumption Agreement described in Item 4 below (the "Assignment").

ITEM 4.  PURPOSE OF THE TRANSACTION

                  The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the fifth paragraph thereof and replacing it with the following:

                  On  November  13,  1997,   the  Issuer  filed  a  Registration
Statement on Form S-3 with the Securities and Exchange Commission to register 5,052,202 shares of its Common Stock, of which 679,308 shares would be issuable to Kingston upon conversion of its Series C Stock and as dividends on such Series C Stock through February 1, 1998.

                  On December 10, 1997, Kingston and PLC entered into an Assignment and Assumption Agreement (the "Assignment and Assumption Agreement") whereby all of the Series C Stock owned by Kingston (together with Kingston's right to dividends on such Series C Stock in the form of Common Stock) were assigned to PLC in exchange for PLC's agreement to assume all of Kingston's obligations under the Exchange Agreement, the Exchanging Partner Registration Rights Agreement, and the Resale Restriction Letter.

                  On December 10, 1997, PLC notified the Issuer that it wished to convert its Series C Stock into Common Stock. On December 11, 1997, the Issuer converted PLC's Series C Stock into 674,693 shares of Common Stock, and, on December 15, 1997, PLC sold all 674,693 shares of Common Stock that it had converted.

                               PAGE 4 OF 12 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the response in its entirety and replacing it with the following:

                  Pursuant to the Assignment and Assumption Agreement, Kingston is no longer the beneficial owner of any Series C Stock or any of the Common Stock into which such Series C Stock is convertible. On December 11, 1997, PLC converted the 11,215 shares of Series C Stock that it had received pursuant to the Assignment and Assumption Agreement into 674,693 shares of Common Stock, and on December 15, 1997, PLC sold all 674,693 shares of Common Stock on the Nasdaq Stock Market at a price per share of $16 7/8. As a result of these transactions, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, and, accordingly, is no longer subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The response in Item 6 of the Schedule 13D is hereby amended by adding the following as the fourth paragraph of the Item:

                  In connection with the Assignment, the Reporting Persons have entered into the contract described below relating to the securities of the Issuer. The following summary of the Assignment and Assumption Agreement is qualified by reference to the full text of such agreement, which is filed herewith and attached hereto as an exhibit:

                  ASSIGNMENT AND ASSUMPTION AGREEMENT - On December 10, 1997, Kingston and PLC entered into the Assignment and Assumption Agreement whereby all of the Series C Stock owned by Kingston (together with Kingston's right to dividends on such Series C Stock in the form of Common Stock) were assigned to PLC in exchange for PLC's agreement to assume all of Kingston's obligations under the Exchange Agreement, the Exchanging Partner Registration Rights Agreement, and the Resale Restriction Letter.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

                  The following materials are filed as exhibits:

                  5. Assignment and Assumption Agreement dated December 10, 1997 between Kingston and PLC transferring the Series C Stock from Kingston to PLC.

                  6. Joint Filing Statement by Kingston and PLC (filed as Exhibit Number 1 to the Schedule 13D filed by Kingston and PLC on February 26,
1997).

                               PAGE 5 OF 12 PAGES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 30, 1997


                           KINGSTON COMMUNICATIONS INTERNATIONAL LIMITED



                           By:       /s/ John P.C. Bailey
                                    ---------------------
                           Name:    John P.C. Bailey
                           Title:   Company Secretary


                           KINGSTON COMMUNICATIONS (HULL) PLC



                           By:       /s/ John P.C. Bailey
                                    ---------------------
                           Name:    John P.C. Bailey
                           Title:   Company Secretary

                               PAGE 6 OF 12 PAGES

                                     ANNEX A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

KINGSTON COMMUNICATIONS (HULL) PLC
----------------------------------
NON-EXECUTIVE DIRECTORS
-----------------------


==================================================================================================================
       NAME,TITLE AND PRINCIPAL                 ADDRESS                                      CITIZENSHIP
              OCCUPATION
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Frederick Rowland Beedle                 5 Spencer Court                                        British
Postman                                  Saner Street
Member, Hull City Council                Hull HU3 2TL
                                         United Kingdom
------------------------------------------------------------------------------------------------------------------
Julie Lowery                             16 Gloucester Street                                   British
Retired                                  Hull HU4 6PT
Member, Hull City Council                United Kingdom
------------------------------------------------------------------------------------------------------------------
George Evans Andrews                     170 Amethyst Road                                      British
Retired                                  Hull HU9 4DJ
 Member, Hull City Council               United Kingdom
------------------------------------------------------------------------------------------------------------------
Ann Stanley                              58 Ellesmere Avenue                                    British
Housewife                                Holderness Road
Member, Hull City Council                Hull HU8 9BT
                                         United Kingdom
------------------------------------------------------------------------------------------------------------------
Leonard Maxwell Bird                     375 Saltshouse Road                                    British
Retired Solicitor                        Hull HU8 9HS
Member, Hull City Council                United Kingdom
------------------------------------------------------------------------------------------------------------------
Leslie William Upfold                    16 De La Pole Avenue                                   British
Retired Trades Union Officer             Hull HU3 6RE
Member, Hull City Council                United Kingdom
------------------------------------------------------------------------------------------------------------------
Steven James Bayes                       7 Hinderwell Street                                    British
Nursing Officer                          Princes Avenue
Member, Hull City Council                Hull HU5 3QN
                                         United Kingdom
------------------------------------------------------------------------------------------------------------------
Beatrice Ware                            37 Arram Grove                                         British
Retired                                  Hull HU6 8SP
Member, Hull City Council                United Kingdom
==================================================================================================================

                               PAGE 7 OF 12 PAGES

KINGSTON COMMUNICATIONS (HULL) PLC
----------------------------------
EXECUTIVE DIRECTORS
-------------------


==================================================================================================================
      NAME, TITLE AND PRINCIPAL                    ADDRESS                                    CITIZENSHIP
              OCCUPATION
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
David Michael Wood                       40 The Cedar Grove                                     British
Director                                 Molescroft, Beverley
                                         East Yorkshire
                                         United Kingdom
------------------------------------------------------------------------------------------------------------------
Stephen Denison                          16 Hallgate                                            British
Director                                 Cottingham, East Yorkshire
                                         HU16 4DJ
                                         United Kingdom
------------------------------------------------------------------------------------------------------------------
Michael Lacey                            25 Beechmount Park                                     British
Director                                 Edinburgh, East Lothian
                                         EH12 5YT
                                         United Kingdom
------------------------------------------------------------------------------------------------------------------
Clifford Ross Cope                       57 Arlington Road                                      British
Director                                 London NW1 7ES
                                         United Kingdom
------------------------------------------------------------------------------------------------------------------
Steven Maine                             Dayspring                                              British
Director                                 High Street, Ewelme
                                         Oxon OX10 6HQ
                                         United Kingdom
==================================================================================================================


KINGSTON COMMUNICATIONS (HULL) PLC
----------------------------------
EXECUTIVE OFFICERS
------------------


==================================================================================================================
      NAME,TITLE AND PRINCIPAL                     ADDRESS                                    CITIZENSHIP
              OCCUPATION
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
John Philip Cureton Bailey               7 Thornleys                                            British
Company Secretary                        Cherry Burton
                                         Beverley, East Yorkshire
                                         HU17 7SJ
                                         United Kingdom
==================================================================================================================

                               PAGE 8 OF 12 PAGES



KINGSTON COMMUNICATIONS INTERNATIONAL LIMITED
---------------------------------------------
EXECUTIVE DIRECTORS
-------------------

==================================================================================================================
      NAME, TITLE AND PRINCIPAL                            ADDRESS                            CITIZENSHIP
              OCCUPATION
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
David Michael Wood                       40 The Cedar Grove,                                    British
Director                                 Molescroft, Beverley
                                         East Yorkshire
                                         United Kingdom
------------------------------------------------------------------------------------------------------------------
Clifford Ross Cope                       57 Arlington Road                                      British
Director                                 London NW1 7ES
                                         United Kingdom
------------------------------------------------------------------------------------------------------------------
Steven Maine                             Dayspring                                              British
Director                                 High Street, Ewelme
                                         Oxon OX10 6HQ
                                         United Kingdom
==================================================================================================================


KINGSTON COMMUNICATIONS INTERNATIONAL LIMITED
---------------------------------------------
EXECUTIVE OFFICERS
------------------

==================================================================================================================
      NAME, TITLE AND PRINCIPAL                            ADDRESS                            CITIZENSHIP
              OCCUPATION
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
John Philip Cureton Bailey               7 Thornleys                                            British
Company Secretary                        Cherry Burton, Beverley
                                         East Yorkshire HU17 7SJ
                                         United Kingdom
==================================================================================================================

                               PAGE 9 OF 12 PAGES

                                  EXHIBIT INDEX


EXHIBIT                             TITLE
NO.

5 Assignment and Assumption Agreement dated December 10, 1997 between Kingston and PLC transferring the Series C Stock from Kingston to PLC.

6 Joint Filing Statement by Kingston and PLC (filed as Exhibit Number 1 to the Schedule 13D filed by Kingston and PLC on February 26, 1997).

                               PAGE 10 OF 12 PAGES